FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Signatures
Information Concerning Third Quarter 2003 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30th of October, 2003	ALCATEL

	By:	/s/ Jean Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

Alcatel hereby incorporates by reference this form 6-K into three Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004.

Information Concerning Third Quarter 2003 Results

•	Sales close to stable sequentially at Euro 3,039 million

•	Gross margin improved to 35.6%

•	Income from operations at Euro 160 million, 5.3% return on sales

•	Net loss at Euro (284) million, including Euro (214) million of restructuring charges

•	Net cash position remains strong at Euro 541 million

Paris, October 30, 2003 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed third quarter 2003 results. Third quarter sales were close to stable at Euro 3,039 million versus Euro 3,149 million in second quarter 2003. Year over year, sales decreased by 13% (6% at constant exchange rate). Income from operations amounted to Euro 160 million, while net loss was registered at Euro 284 million or diluted Euro (0.23) per share (US$ (0.27) per ADS).

	Quarterly

		Third
	Third	Quarter	Second
Key Figures	Quarter	2002	Quarter
in millions of euros except for EPS	2003	as published	2003

Profit & Loss
Net Sales	3,039	3,508	3,149

Income from Operations	160	(227)	21

Net Income pre-Goodwill & MI	(175)	(1,210)	(568)

Net Income	(284)	(1,352)	(675)

EPS Diluted	(0.23)	(1.13)	(0.56)

E/ADS *	(0.27)	(1.32)	(0.66)

Number of Shares (in billions)	1.22	1.19	1.20

*E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of US$1.17 as of September 30, 2003.

Serge Tchuruk, Chairman and CEO summarized the Board’s observations:

“We are pleased to see third quarter results confirm encouraging indications of our return to profitability. Continuing cost savings and gross margin improvements have translated into reaching our Euro 3 billion quarterly sales breakeven target ahead of schedule.

Operating performance continued to be strong in broadband access, in mobile networks, and in the rail communication and control business, reflecting our competitiveness in those markets. We were also successful in achieving key wins in new markets with good potential, namely 3G, IP and applications software, as we are now getting good traction in return for our large R&D investments in those areas. On the other hand, we still recorded operating losses in cellular handsets and optics.

Overall, our third quarter sales were close to stable sequentially, somewhat better than the usual seasonal pattern, in a market characterized by strong pressure on prices and a continuing US$/Euro weakness. Our return on sales exceeded 5% and our net cash position remained solid around Euro 500 million.

We are currently completing our restructuring programs with a view of optimizing our operating efficiency around the “One Company” concept, which can achieve further economies of scale at the current level of business. In addition, actions are being prepared to eliminate losses next year in the above mentioned areas of handsets and optics. We will take necessary decisions in this regard before the end of this year. Our aim in preparing next year’s operating plan is now to target a positive consolidated net income before amortization of goodwill and purchased R&D in 2004.”

Outlook

“Fourth quarter sales should grow sequentially in the twenties, with our operating return on sales up by a few points. With year to date operating income already in the black we will exceed our full year target of a breakeven operating income. For the full year 2003 our net cash position should be about stable compared to year end 2002.”

Business Highlights

	Quarterly

	Third	Third	Second
Segment Breakdown	Quarter	Quarter	Quarter
in millions of euros	2003	2002	2003

Sales
Fixed Communications	1,341	1,593	1,405

Mobile Communications	815	973	834

Private Communications	975	1,042	1,012

Other & Eliminations	(92)	(91)	(102)

Total	3,039	3,517	3,149

Income from Operations
Fixed Communications*	66	(248)	0

Mobile Communications	79	50	10

Private Communications	55	35	37

Other	(40)	(19)	(26)

Total	160	(182)	21

Note: Figures for Third Quarter 2002 have been restated to reflect the disposal of the Optronics division.

Third Quarter Business Update

Fixed Communications

Third quarter revenue decreased sequentially by 4.6% to Euro 1,341 million from Euro 1,405 million. A strong demand for broadband access, particularly in the U.S. market, was registered during the quarter and a total of 4.3 million DSL lines were delivered (10 million shipped in the first nine months versus 5 million in the first nine months of 2002). Alcatel’s IP services offering is gaining a foothold following the acquisition of TiMetra, while ATM sales were weak for the quarter. Voice networks were adversely affected by the usual seasonality and the activity in both terrestrial and submarine optical networks declined. This mitigated the good performance of broadband access.

Despite the adverse volume effect in voice and optical networks, income from operations increased to Euro 66 million from breakeven in Q2 due to continuing improvement in fixed cost reduction. Significant restructuring continues in the optical network division.

Mobile communications

Third quarter revenue decreased sequentially by 2.3% to Euro 815 million from Euro 834 million. Mobile networks turned in a good performance in the quarter and continued to gain market share. In addition to on going 2G sales, a ramp-up in 3G sales was registered during the quarter. In mobile applications, commercial successes were recorded in convergent payment applications (voice/data and prepaid/postpaid) as well as next generation data messaging software (MMS, MMS premium and instant messaging). Mobile phones continued to be weak with 1.5 million phones delivered during the quarter.

Income from operations represented a 9.7% return on sales at Euro 79 million compared to Euro 10 million in Q2. Overall mobile networks’ profitability was strong and increased sequentially while losses remained in mobile phones.

Private Communications

Third quarter revenue decreased sequentially by 3.7% to Euro 975 million compared with Euro 1,012 million. The IP/PBX business enjoyed an increase in demand in Europe and, as a result, Alcatel consolidated its leading market position. Genesys’ contact center software business also continued to turn in a good performance. The rail communication and control business also saw increasing demand in signaling networks for main line and urban rail systems and was a significant contributor to the quarter. The overall strategy to develop outsourcing services for carriers began to pay off during the quarter. The segment’s gain was offset by a decline in space revenues, which is attributable to timing effects stemming from the lumpiness of that business. However, order intake for the space business continued to be satisfactory.

Income from operations was Euro 55 million compared to Euro 37 million in Q2. Profitability increased across all businesses with significant contributions from Enterprise and Transport Solutions.

* * * * * *

Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/3q2003 or http://www.alcatel.fr/3q2003.

Third Quarter 2003 Results (unaudited)

PROFIT AND LOSS STATEMENT:

▶	Net Sales: Euro 3,039 million vs. Euro 3,508 million Q3 02 (down 13.4%) and vs. Euro 3,149 million sequentially (down 3.5%).

▶	Geographical distribution of sales:

W. Europe:	42%
Other Europe:	7%
North America:	18%
Asia:	17%
RoW:	16%

▶	Gross margin: 35.6% (31.4% for Q2 2003).

▶	Selling, general and administration (“SG&A”) costs: Euro (534) million (17.6% of sales).

▶	Research and development (“R&D”) expenses: Euro (389) million (12.8% of sales).

▶	Income (loss) from operations: Euro 160 million, which included Euro 19 million in inventory depreciation vs. Euro 21 million in Q2 03, of which Euro (2) million in inventory depreciation.

▶	Earnings before tax and amortization of goodwill: Euro (145) million and included:

•	Interest paid on convertible bonds Euro (11) million

•	Net financial loss of Euro (70) million

•	Restructuring costs of Euro (214) million

•	Net other revenue/(expenses) of Euro (10) million

▶	Net Income Pre-Goodwill and Minority Interest: Euro (175) million

▶	Net Income: Euro (284) million and included a related tax charge of Euro (24) million, share in net income of equity affiliates and discontinued activities of Euro (6) million, goodwill amortization of Euro (104) million, and minority interests of Euro (5) million.

▶	Diluted A share EPS: Euro (0.23) [US$(0.27) per ADS] based on an average of 1.22 billion shares.

BALANCE SHEET ITEMS:

▶	Operating working capital: Euro 857 million, a sequential decrease of Euro 130 million

▶	Cash and equivalents: Euro 6,451 million, compared to Euro 7,000 million at the end of Q2 2003.

▶	Net Cash: Euro 541 million.

▶	Gearing: (14%)

▶	Operating Cash Flow: Euro 304 million.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to fourth quarter 2003 revenue, operating income, 2003 breakeven points, and full year 2004 consolidated net income before amortization of goodwill and purchased R&D,(ii) Alcatel’s ability to reduce losses in its mobile handsets and optics businesses, and (iii) the benefits to Alcatel in 2003 and 2004 from its restructuring efforts. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its cost cutting and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins and the achievement of breakeven targets, among other benefits; the economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts

Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +33 (0)1 40 76 13 11	peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

November 20, 2003	Analysts’ Day
February 5, 2004	Fourth Quarter and Full Year 2003 results